

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY  10005

May 21, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 1.150% Notes due 2024, 2.150% Notes due 2030, Floating Rate Notes due 2020 of UNITED TECHNOLOGIES CORPORATION under the Exchange Act of 1934.


Sincerely,